July 30, 2018

John Coustas
Chief Executive Officer
Danaos Corp
c/o Danaos Shipping Co. Ltd., Athens Branch
14 Akiti Kondyli
185 45 Piraeus
Greece

       Re: Danaos Corp
           Registration Statement on Form F-1
           Filed July 9, 2018
           File No. 333-226096

Dear Mr. Coustas:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

General

1. We note that you are registering the resale of a significant percentage of your issued and outstanding shares of common stock. We further note that the shares will be issued in respect of a debt refinancing agreement that the company entered into on June 19, 2018, which will not be consummated until July 31, 2018. As such, it appears you are attempting to register for resale shares that had not yet been issued when you filed the registration statement. Please advise how this was a completed private placement prior to
 John Coustas
Danaos Corp
July 30, 2018
Page 2
         filing the registration statement. We may have further comment when we review your response. For guidance, please refer to Question 134.01 of the Securities Act Section of the Compliance and Disclosure Interpretations, available on our website at www.sec.gov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any questions.

FirstName LastNameJohn Coustas
Comapany NameDanaos Corp
                                                             Division of
Corporation Finance
July 30, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName